File No. 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

NEUBERGER BERMAN MANAGEMENT LLC

605 Third Avenue, 2nd Floor

New York, NY 10158-0180

Communications, Notice, and Order to:

Copies to:

Maxine Gerson, Esq. Neuberger Berman, LLC 605 Third Avenue, 21st Floor New York, New York 10158-3698	Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099

As filed with the Securities and Exchange Commission on December 8, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of NEUBERGER BERMAN MANAGEMENT LLC 605 Third Avenue, 2nd Floor New York, NY 10158-0180 File No. 812-	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.                 INTRODUCTION

Neuberger Berman Management LLC (“NB Management” or the “Applicant”), the investment adviser to Neuberger Berman Alternative Funds (the “Trust”), hereby submits this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  It is contemplated that the Trust will be listed as an applicant in a subsequent filing.  The Trust is currently in existence but none of its current series are operating, or are expected to operate, under a multi-manager structure.  However, it is in the process of creating one or more series that will operate under a multi-manager structure.  NB Management requests an order exempting it and the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit NB Management, and any entity controlling, controlled by or under common control with NB Management or its successors(1) (any such entity, together with NB Management, an “Adviser”) subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)(2) to manage all or a portion of the assets of any series of the Trust pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”); (b) materially amend Sub-Advisory Agreements with the Sub-Advisers; and (c) assign a Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement.  The Applicant also applies for an order of the Commission under Section 6(c) of the 1940 Act exempting a Fund (defined below) from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

(1)                                  For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)                                  The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Fund (an “Affiliated Sub-Adviser”).  The Applicant acknowledges that the use of Affiliated Sub-Advisers would continue to be subject to shareholder approval.

The Applicant requests that the relief sought herein apply to any other existing or future registered open-end management investment company or series thereof that: (i) is advised by an Adviser, (ii) uses the multi-manager structure described in this Application (the “Manager of Managers Structure”), and (iii) complies with the terms and conditions set forth herein (each, a “Fund”).(3)

The Applicant is seeking this exemption to enable the applicable Adviser and Board to obtain for each Fund the services of one or more Sub-Advisers believed by the applicable Adviser and Board to be particularly well-suited to manage all or a portion of the assets of the Fund, and to make material amendments to the Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders.  Under a Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, the Applicant seeks relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

In order to establish an effective Manager of Managers Structure, the Applicant requests exemptive relief from certain provisions of the 1940 Act specified above so that shareholder approval of a Sub-Adviser hired by an Adviser with respect to a Fund or a material change to a Sub-Advisory agreement is not needed.  Moreover, relief is requested to permit a Fund not to disclose in its prospectus, proxy statement and other public documents, the fee paid to a particular Sub-Adviser in a co-sub-advised or multi-sub-advised arrangement with the Fund.  The total investment advisory fee paid by a Fund to an Adviser and the aggregate amount of

(3)                                  If the name of any Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-Adviser.

investment advisory fees paid to Sub-Advisers of such Fund will be fully disclosed.  For the reasons discussed below, the Applicant believes that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicant believes that without the requested exemptive relief, a Fund may be precluded from promptly and timely employing, terminating or replacing Sub-Advisers or may be subject to the delays and additional expenses of proxy solicitation when employing, terminating or replacing Sub-Advisers in accordance with the specific needs of the Fund.

II.             BACKGROUND

A.           The Trust

The Trust is a Delaware statutory trust organized pursuant to an amended and restated Trust Instrument dated as of April 1, 2009.  The Trust is registered under the 1940 Act as a diversified, open-end management investment company.  The Trust currently has four series, none of which are operating, or are expected to operate, under the Manager of Managers Structure.  It is in the process of creating one or more Funds that will operate under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N-1A.  Each Fund will have a distinct investment objective and will attempt to achieve such objective by utilizing an “active” management strategy based entirely upon various qualitative or quantitative strategies or other proprietary approaches for asset allocation, security selection and portfolio construction.  An Adviser will serve as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”).

B.             The Adviser

NB Management is a limited liability company organized under the laws of the State of Delaware with its principal address located in New York, New York.  It is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  NB Management is wholly-owned by Neuberger Berman Group LLC (“Neuberger Berman Group”), a majority of the voting equity of which is owned by its employees.  The remaining voting equity of Neuberger Berman Group is owned by Lehman Brothers Holdings Inc. and certain of its affiliates.  Together, NB Management and its affiliates are part of a global investment management firm that manages approximately $183 billion in assets with approximately 1,700 employees as of September 30, 2011, and continues an asset management history that began in 1939.  NB Management generally serves as the investment adviser to open-end and closed-end management investment companies.

i.                                          Investment Advisory Services

Pursuant to the terms of the Advisory Agreement, the Adviser, subject to the oversight of the Board, will provide continuous investment management of the assets of each Fund.  As the investment adviser to each Fund, the Adviser will determine the securities and other instruments to be purchased, sold or entered into by each Fund and will place orders with brokers or dealers selected by the Adviser.  The Adviser will also determine what portion of each Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held in cash invested in or cash equivalents.  The Adviser periodically will review each Fund’s investment policies and strategies, and based on the need of a particular Fund, may recommend changes to the investment policies and strategies of a Fund for consideration by the Board.

Consistent with the terms of the contemplated Advisory Agreement, the Adviser may, subject to approval of the Board,(4) including a majority of the Independent Trustees and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Fund to one or more Sub-Advisers.  The Adviser will continue to have overall responsibility for the management and investment of the assets of each Fund, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.  If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or a portion thereof) of a Fund and will oversee, monitor and review the Sub-Advisers, their performance and their compliance with the Fund’s investment policies and restrictions.

For the investment management services that it will provide to each Fund, the Adviser will receive the fee specified in the contemplated Advisory Agreement from each Fund based on the Fund’s average daily net assets.  In the interest of limiting the expenses of a Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for any Fund.

The terms of the contemplated Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and will be approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  With respect to

(4)                                  The term “Board” also includes the board of trustees or directors of a future fund.

new Funds offered in the future, the contemplated Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  The Applicant is not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that the Advisory Agreement be approved by the Board and by the shareholders of the relevant Funds.

C.             The Sub-Advisers and the Manager of Managers Structure

Pursuant to its authority under the contemplated Advisory Agreement, the Adviser will enter into Sub-Advisory Agreements with one or more Sub-Advisers to provide investment advisory services to the Funds. Each Sub-Adviser employed by the Adviser will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Adviser serves, and each Sub-Adviser will be registered as an investment adviser under the Advisers Act.

The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed.

Although the Adviser may recommend, from time to time, that the services of a Sub-Adviser be terminated, the Adviser, in general, does not expect to make frequent changes in Sub-Advisers.  With respect to the Funds, subject to the approval of this Application and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the

Funds — including, in particular, the selection and supervision of the Sub-Advisers — will be vested in the Adviser.  Thus, the Adviser will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Sub-Adviser’s investment programs and results as well as the performance of Sub-Advisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions.  The Adviser will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

Each Sub-Adviser will be responsible, subject to the general supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the applicable Fund.  Neither the Adviser nor the Board will evaluate the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund.  With the Board’s approval, the Adviser may terminate any Sub-Advisory Agreement and, pursuant to the Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

The Adviser, under the contemplated Advisory Agreement and Sub-Advisory Agreements, may employ multiple Sub-Advisers for certain of the Funds. In such cases, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will seek to achieve each Fund’s objective by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of Fund.

Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant index or underperforms over time, or if the Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted. Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Sub-Advisory Agreement with each Sub-Adviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.(5) The prospectus for each sub-advised Fund whose shareholders have approved the Manager of Managers Structure will contain the disclosure required by condition 2 set out in Section V below at all times subsequent to such approval.

(5)                                  Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  The initial sole shareholder(s) will approve a Fund’s reliance on the requested order.  If the requested order is granted after a Fund commences a public offering, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a Manager of Managers Structure, including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.  However, unless the disclosure required by condition 2 set out in Section V below has appeared in the Fund’s prospectus at all times following such shareholder approval, shareholder approval will be solicited and the Fund will hold a shareholder meeting.

For the investment advisory services they provide to the Funds, each Sub-Adviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Adviser will bear its own expenses for providing sub-advisory services to the applicable Fund. Neither the Trust nor any Fund will be responsible for paying sub-advisory fees to any Sub-Adviser. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Fund’s Advisory Agreement.

III.         THE REQUESTED RELIEF

The Applicant seeks relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Fund.  Under the requested relief, the Applicant will obtain approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Fund will not be sought or obtained.(6)

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and where applicable, Rule 18f-2 thereunder; (iii) provide, in substance, for the

(6)                                  The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Fund on not more than sixty (60) days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

The Funds will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the 1933 Act and that describes the advisory services provided to the Funds.  The prospectus will contain information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of any Sub-Adviser and the services it provides.  In addition, each Fund will hold itself out to investors as employing the Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed: (a) of the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Trust; and (b) that new Sub-Advisers can be employed without shareholder approval.

IV.        APPLICABLE LAW

A.           Shareholder Voting

i.                  Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between an Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control,” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, the Applicant seeks an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. The Applicant believes that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

ii.               Discussion

The Applicant seeks an exemption to permit the Trust and an Adviser to enter into and materially amend Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. The Applicant believes this relief should be granted because: (1) the Adviser intends to operate a Fund in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) the Applicant and the Trust will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders interests are adequately protected through Board oversight.

a.               Necessary or Appropriate in the Public Interest

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, an Adviser, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Adviser.(7) This is a service that the Adviser believes will add value to the investments of a Fund’s shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Adviser will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the

(7)                                  While the Adviser typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Adviser may do so under the terms of the Advisory Agreement.

selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.(8)

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Shareholders will rely on an Adviser’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to the Adviser when they have questions or concerns about the Trust’s management or about their Fund’s investment performance. Shareholders expect the Adviser to select the portfolio managers or Sub-Adviser for a Fund that is best suited to achieve the Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Sub-Advisers out of the advisory fees that the Adviser receives from the Funds.  Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its investment

(8)                                  Protecting Investors: A Half-Century of Investment Company Regulation.  Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Fund or the Trust on behalf of one or more Funds, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Fund and its shareholders.

The Applicant believes that permitting the Adviser to perform the duties for which the shareholders of the Fund will be paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of the Fund’s shareholders and will allow the Fund to operate more efficiently. The Trust is not required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a

Fund and its shareholders. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage a Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust and the Fund — the affected Fund may be forced to operate without a Sub-Adviser or with less than an optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Fund.

b.              Consistent with the Protection of Investors

The Applicant believes that the requested relief is consistent with the protection of investors.  Primary responsibility for management of a Fund, including the selection and supervision of Sub-Advisers, is vested in an Adviser, subject to the oversight of the Board. The contemplated Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. The Applicant believes that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in an Adviser in light of the management structure of a Fund and shareholders’ expectation that the Adviser will utilize its expertise and select the most able Sub-Advisers.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser will consider certain information, including, but not limited to, the following:

(1)          the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Fund;

(2)          a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)          reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)          reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board will consider the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services.  Although only the Adviser’s fee will be payable directly by a Fund, and the Sub-Adviser’s fee will be payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)          a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)          comparisons of the proposed fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

(3)          data with respect to the projected expense ratios of each Fund and comparisons with similar funds.

If the relief requested is granted, shareholders of each Fund will receive adequate information about the Sub-Advisers.  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

The Applicant includes a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order.  The Applicant acknowledges that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning each applicable Sub-Adviser (except as modified to permit Aggregate Fee disclosure as defined in this Application).  In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s).  If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers.  Furthermore, the Funds will furnish to shareholders, within ninety (90) days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement, except as modified to permit Aggregate Fee Disclosure (the “Information Statement”).  Except for the Aggregate Fee Disclosure, the information provided in the Information Statement will satisfy the relevant requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act.

c.               Consistent with the Policy and Provisions of the 1940 Act

The Applicant believes the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Fund’s contemplated Advisory Agreement, as well any sub-advisory agreements with Affiliated Sub-Advisers, will continue to be subject to the shareholder approval requirements of the 1940 Act. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose that the Adviser will be the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Sub-Advisers for the Fund, as appropriate, and that the Adviser will have the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares.

B.             Disclosure of Sub-Adviser Fees

i.                  Applicable Law

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Trust to disclose the fees paid by a Fund to an Adviser and, if any, each of the Sub-Advisers:

1.             Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Trust set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Trust, including the total dollar amounts paid to each adviser by the Trust for the last three fiscal years.

2.             Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Trust to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Sub-Advisory Agreement, the fees paid to the Sub-Advisers and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Adviser and Sub-Advisers.

More specifically, Item 22 of Schedule 14A under the Exchange Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3.           Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Trust because it is a registered investment company under the 1940 Act, may be deemed to require the Trust’s financial statements to contain information concerning fees paid to the Sub-Advisers by an Adviser, the nature of the Sub-Advisers’ affiliations, if any, with the Adviser and the name of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Sub-Advisers.

For the reasons and subject to the conditions below, the Applicant seeks an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

ii.               Discussion

The Applicant seeks an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicant believes that the relief should be granted because an Adviser will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Adviser pays to possibly multiple Sub-Advisers of the Fund would not serve any meaningful purpose.

The advisory fee that will be paid by an Adviser to the Sub-Advisers will be negotiated by the Adviser acting as investment adviser to a Fund, with the expectation that the Adviser will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If an Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Sub-Advisers would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ an Adviser and to rely upon its expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such funds to be told the individual sub-adviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.

A Fund’s prospectus will disclose the advisory fee paid to an Adviser from a Fund’s assets, out of which the Adviser will compensate the Sub-Advisers, if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to an Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of the Applicant’s request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.             Precedents for Relief

The relief requested in this Application is similar to the relief granted in RidgeWorth Funds, et al.; ICA Release Nos. 29743 (Aug. 3, 2011) (notice) and 29773 (Aug. 30, 2011) (order); Sterling Capital Funds, et al.; ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC, et al.; ICA Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order); Highland Capital Management, L.P., et al.; ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order); Northern Lights Fund Trust, et al., ICA Release Nos. 29208 (April 26, 2010) (notice) and 29267 (May 12, 2010) (order); and Lincoln Variable Insurance Products Trust, et al., ICA Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order).

V.            CONDITIONS

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions and undertakes that it will cause the Trust to comply with the following conditions insofar as applicable to it:

1.               Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.               Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.               Within 90 days of the hiring of a new Sub-Adviser, the affected Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.               The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.               At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.               Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.               The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

8.               No trustee or officer of the Trust or a Fund or director, manager or officer of the Adviser , will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

9.               Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10.         In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.        CONCLUSION

For the foregoing reasons, the Applicant requests that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  The Applicant submits that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.              PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, the Applicant states that its address is as indicated on the first page of this Application.  The Applicant further states that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

The verification required by Rule 0-2(d) under the 1940 Act are included as Exhibit A-1 to this Application.

Applications desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The Applicant has caused this Application to be duly signed on their behalf on the 8th day of December 2011.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title	President and CEO

Exhibit Index

Exhibit	Description	Page

Exhibit A	Verification	A-1

Exhibit A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 8, 2011 for and on behalf of Neuberger Berman Management LLC, a Delaware limited liability company; that he is the President and Chief Executive Officer of such company; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Conti
Name:	Robert Conti
Title:	President and CEO

A-1